Exhibit 99.1

  Bezeq The Israel Telecommunication
Corporation Ltd.

Condensed Consolidated Interim
Financial Statements

March 31, 2014

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Contents	Page

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2014 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1.6% of the total consolidated assets as of March 31 2014, and whose revenues constitute 1.6% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

May 28, 2014

Condensed Consolidated Interim Financial Statements as at March 31, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,049	573	610
Investments, including derivatives	1,345	1,512	1,132
Trade receivables	2,499	2,875	2,651
Other receivables	293	402	344
Inventory	100	148	117
Assets classified as held for sale	50	94	66
Total current assets	5,336	5,604	4,920

Trade and other receivables	618	950	652
Property, plant and equipment	6,008	5,947	5,973
Intangible assets	2,039	2,151	2,060
Deferred and other expenses	260	262	261
Investments in equity-accounted investees (mainly loans)	1,032	1,024	1,015
Investments	81	93	81
Deferred tax assets	29	62	60
Total non-current assets	10,067	10,489	10,102

Total assets	15,403	16,093	15,022

Condensed Consolidated Interim Financial Statements as at March 31, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,113	1,065	1,136
Trade payables	624	651	719
Other payables, including derivatives	818	808	707
Current tax liabilities	529	492	523
Provisions	122	126	125
Employee benefits	269	230	257
Dividend payable (see Note 6)	802	981	-
Total current liabilities	4,277	4,353	3,467

Loans and debentures	8,604	8,323	8,691
Employee benefits	235	259	234
Provisions	68	67	68
Deferred tax liabilities	32	49	55
Other liabilities, including derivatives	95	75	84
Total non-current liabilities	9,034	8,773	9,132

Total liabilities	13,311	13,126	12,599

Total equity	2,092	2,967	2,423

Total liabilities and equity	15,403	16,093	15,022

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David (Dudu) Mizrahi
Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 28, 2014

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at March 31, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2014	2013	2013
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million

Revenues	7	2,311	2,405	9,563
Costs of activity
Depreciation and amortization		314	328	1,311
Salaries		448	499	1,872
General and operating expenses	8	869	889	3,576
Other operating income, net	9	(8)	(72)	(15)
Total operating expenses		1,623	1,644	6,744

Operating profit		688	761	2,819
Financing expenses (income)
Financing expenses		113	140	573
Financing income		(71)	(116)	(428)
Financing expenses, net		42	24	145

Profit after financing expenses, net		646	737	2,674
Share in losses of equity-accounted investees		(19)	(40)	(252)
Profit before income tax		627	697	2,422
Income tax		170	200	651
Profit for the period		457	497	1,771
Earnings per share (NIS)
Basic and diluted earnings per share		0.17	0.18	0.65

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	457	497	1,771
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	-	-	22
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	13	7	(16)
Total comprehensive income for the period	470	504	1,777

The attached notes are an integral part of these condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the period of three months ended March 31, 2014 (Unaudited)
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Profit for the period	-	-	-	-	-	457	457
Other comprehensive income for the period, net of tax	-	-	-	-	13	-	13
Total comprehensive income for the period	-	-	-	-	13	457	470
Transactions with owners recognized directly in equity
Dividends to Company shareholders (see Note 6)	-	-	-	-	-	(802)	(802)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	2	18	(18)	-	-	-	2
Balance as at March 31, 2014	3,844	161	223	390	(54)	(2,472)	2,092

For the period of three months ended March 31, 2013 (Unaudited)
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit for the period	-	-	-	-	-	497	497
Other comprehensive income for the period, net of tax	-	-	-	-	7	-	7
Total comprehensive income for the period	-	-	-	-	7	497	504
Transactions with owners recognized directly in equity
Share-based payments	-	-	8	-	-	-	8
Balance as at March 31, 2013 (Unaudited)	3,837	100	264	390	(31)	(1,593)	2,967

For the year ended December 31, 2013 (Audited)
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit in 2013	-	-	-	-	-	1,771	1,771
Other comprehensive income for the year, net of tax	-	-	-	-	(16)	22	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,830)	(1,830)
Share-based payments	-	-	29	-	-	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5
Increase in the rate of holding in a subsidiary	-	-	-	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	457	497	1,771
Adjustments:
Depreciation and amortization	314	328	1,311
Share in losses of equity-accounted investees	19	40	252
Financing expenses, net	63	68	278
Capital gain, net	(17)	(47)	(159)
Share-based payments	(1)	8	29
Income tax expenses	170	200	651
Miscellaneous	(3)	(4)	(22)

Change in inventory	21	(28)	9
Change in trade and other receivables	163	105	646
Change in trade and other payables	(62)	(6)	27
Change in provisions	(4)	(28)	(29)
Change in employee benefits	13	(22)	2
Change in other liabilities	-	-	11
Net income tax paid	(90)	(139)	(625)
Net cash from operating activities	1,043	972	4,152

Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(48)	(44)	(186)
Proceeds from the sale of property, plant and equipment	29	43	312
Acquisition of financial assets held for trading and others	(210)	(435)	(1,570)
Proceeds from the sale of financial assets held for trading and others	-	7	1,528
Purchase of property, plant and equipment	(267)	(245)	(1,042)
Proceeds (payments) for long-term investments	(3)	-	9
Miscellaneous	2	(1)	32
Net cash used for investing activities	(497)	(675)	(917)

Cash flows used for financing activities
Repayment of debentures and loans	(82)	(156)	(1,120)
Issue of debentures and receipt of loans	-	-	1,364
Dividends paid	-	-	(2,830)
Interest paid	(27)	(36)	(453)
Increase in the rate of holding in a subsidiary	-	-	(50)
Miscellaneous	2	2	(2)
Net cash used for financing activities	(107)	(190)	(3,091)

Increase in cash and cash equivalents, net	439	107	144
Cash and cash equivalents at beginning of period	610	466	466
Cash and cash equivalents at end of period	1,049	573	610

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

Notes to the Financial Statements

1.	Reporting Entity

"Bezeq" – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2013 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on March 28, 2014.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2
As from January 1, 2014, the Group applies the amendment to IAS 32, Financial Instruments: Presentation, which refers to offsetting financial assets and financial liabilities. Application of the amendment to IAS 32 did not have a material effect on the Group's financial statements.

3.3	New standards and interpretations not yet adopted

Combined amendment to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets, published in May 2014 ("the Amendment to IAS 16 and IAS 38").

The Amendment to IAS 16 and IAS 38 clarifies accepted depreciation and amortization methods. The Amendment to IAS 16 and IAS 38 is effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption of the Amendment to IAS 16 and IAS 38 is permitted subject to disclosure. The Group is examining the effects of adopting the Amendment to IAS 16 and IAS 38 on the financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

4.	Group Entities

A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Further to Note 10.1.2 to the Annual Financial Statements regarding publications of the terms for the Antitrust Commissioner's approval of the merger between the Company and DBS, on March 26, 2014, the Antitrust Commissioner informed the Company that on fulfillment of the terms, the restrictions imposed on Eurocom Group for its continued holding of DBS will be removed and the Company will be allowed to merge with DBS ("the Merger").

The Company has established a subcommittee of the Board of Directors to address the decision and its terms, and the available options, including viability of the merger.

4.1.3
Since the beginning of its operations, DBS has accumulated substantial losses. The loss of DBS in 2013 amounted to NIS 381 million and the loss in the three months ended March 31, 2014 amounted to NIS 34 million.  As a result of these losses, as of March 31, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,377 million and NIS 649 million, respectively

4.1.4
As of March 31, 2014, DBS complied with the financial covenants established under its financing and bond agreements. As of March 31, 2014, DBS complied with the debt/EBITDA ratio covenant established in Deed of Trust B (DBS's debt/EBITDA ratio as of March 31, 2014, was 3). Furthermore, DBS complied with the debt//EBITDA ratio covenant specified by the 2012 Bonds (as of March 31, 2014, DBS's debt/EBITDA ratio was 2.75), and the debt/(E-C) ratio covenant specified by the 2012 Bonds (as of March 31, 2014, the debt/(E-C) ratio was 8).

4.1.5
The management of DBS estimates that the financing resources available to DBS, which include, inter alia, the working capital deficit and its debt raising activities, will be sufficient for DBS's operating needs in the coming year, based on the forecasted cash flows approved by DBS’s Board of Directors. Should additional resources be required to meet DBS's operating needs in the coming year, DBS will adjust its operations so as not to require additional resources beyond those currently at its disposal.

4.1.6
On April 1, 2014, S&P Maalot set an -ilA rating for additional bonds to be issued by DBS up to a total par value amount of NIS 250 million. This issue will be effected as a new bonds issue or as an expansion of an existing series.

In April 2014, DBS carried out an additional issue of Bonds (Series A), effected as an expansion of the series by a total of NIS 253 million, and an additional issue of Bonds (Series B), effected as an expansion of the series by a total of NIS 47 million .For information about the terms of the debentures, see Note 10.1.6 to the Annual Financial Statements.

On April 30, 2014, S&P Maalot upgraded its rating for DBS and the DBS's bonds to ilA (stable), and put the rating on its watch list with a positive outlook.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 109 million, where provisions are required to cover the exposure arising from such legal claims.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2014 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 8.2 billion. There is also additional exposure of NIS 477 million for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 5.2 below.

5.1	Following is a detailed description of the Group's contingent liabilities as at March 31, 2014, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	63	77		1
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	18	3,886		476
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	-	128		-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation) and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	4,036	*	-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48		-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	16	47		-
Total legal claims against the Company and subsidiaries		109	8,222		477

Contingent liabilities for legal claims against associates		8	157		67

*	Of this amount, a total of USD 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

5.2
Subsequent to the reporting date, claims amounting to NIS 137 million were filed against Group companies and claims amounting to NIS 17 million were filed against associates. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims with exposure of NIS 79 million came to an end. The costs to the Group companies for these claims are insignificant. In addition, the Group's exposure was reduced by NIS 700 million for claims which will most likely not materialize with the sale of the Group's investment in Coral Tel, as described in Note 13.2 below.

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
March 31, 2014	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2013	December 31, 2013
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,731,837,758	2,725,015,344	2,730,129,689

6.2
On March 27, 2014, the general assembly of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 5, 2014 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 802 million (representing NIS 0.2936509 per share on the ex-date. The dividend was paid in cash on April 23, 2014.

6.3
The balance of the distributable profits as at the reporting date (subject to fulfillment of the distribution tests) amounts to NIS 457 million (surpluses accumulated in the last two years after deducting prior distributions).

7.	Revenues

			Year
	Three months ended		ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	417	495	1,908
Internet - infrastructure	332	308	1,283
Transmission and data communication	207	200	794
Other services	57	59	220
	1,013	1,062	4,205
Cellular telephony
Cellular services and terminal equipment	623	697	2,744
Sale of terminal equipment	280	250	1,000
	903	947	3,744

International communications, internet and NEP services	332	336	1,367

Other	63	60	247

	2,311	2,405	9,563

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

8.	Operating and General Expenses

			Year
	Three months ended		ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	262	258	1,071
Interconnectivity and payments to domestic and international operators	206	224	905
Maintenance of buildings and sites	156	161	607
Marketing and general	139	140	563
Services and maintenance by sub-contractors	40	38	162
Vehicle maintenance	37	37	152
Content services	15	17	65
Collection fees	14	14	51
	869	889	3,576

9.	Other Operating Expenses (Income), Net

			Year
	Three months ended		ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	(12)	(35)	(120)
Profit from copper sales	(5)	(12)	(40)
Provision for early retirement	8	(13)	90
Expenses for collective agreement at Pelephone	-	-	61
Others	1	(12)	(6)
	(8)	(72)	(15)

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

10.	Financial Instruments

10.1.	Fair value

10.1.1
Financial instruments at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, short-term investments, deposits, derivatives, some of the loans and credit, trade payables, other payables and declared dividend are the same or proximate to their fair value. The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	As at March 31, 2014		As at March 31, 2013		As at December 31, 2013
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,105	2,240	2,386	2,482	2,086	2,203
Debentures issued to the public (CPI-linked)	3,154	3,420	2,285	2,471	3,132	3,347
Debentures issued to the public (unlinked)	1,354	1,471	1,354	1,465	1,335	1,449
Debentures issued to financial institutions (unlinked)	410	456	410	445	403	444
	7,023	7,587	6,435	6,863	6,956	7,443

10.1.2
Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	March 31, 2014	March 31, 2013	December 31, 2013
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	1,281	1,399	1,099
Level 2: forward contracts	(34)	(15)	(25)
Level 3: investment in non-marketable shares	11	22	12
	1,258	1,406	1,086

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

11.	Segment Reporting

11.1.	Operating segments

	Three months ended March 31, 2014 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,011	902	331	424	62	(424)	2,306
Inter-segment revenues	66	15	24	-	5	(105)	5
Total revenues	1,077	917	355	424	67	(529)	2,311

Depreciation and amortization	168	106	32	70	7	(69)	314

Segment results – operating profit	504	126	58	73	1	(74)	688
Financing expenses	106	6	5	123	2	(129)	113
Financing income	(50)	(24)	(3)	(16)	-	22	(71)
Total financing expenses (income), net	56	(18)	2	107	2	(107)	42

Segment profit (loss) after financing expenses, net	448	144	56	(34)	(1)	33	646
Share in profits (losses) of associates	-	-	1	-	-	(20)	(19)
Segment profit (loss) before income tax	448	144	57	(34)	(1)	13	627
Income tax	116	36	15	-	3	-	170
Segment results – net profit (loss)	332	108	42	(34)	(4)	13	457

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

	Three months ended March 31, 2013 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,059	946	337	403	57	(403)	2,399
Inter-segment revenues	70	18	9	1	6	(98)	6
Total revenues	1,129	964	346	404	63	(501)	2,405

Depreciation and amortization	167	121	31	62	7	(60)	328

Segment results – operating profit	535	174	56	67	(1)	(70)	761
Financing expenses	129	12	7	131	3	(142)	140
Financing income	(77)	(41)	(3)	(3)	(1)	9	(116)
Total financing expenses (income), net	52	(29)	4	128	2	(133)	24

Segment profit (loss) after financing expenses, net	483	203	52	(61)	(3)	63	737
Share in losses of associates	-	-	-	-	-	(40)	(40)
Segment profit (loss) before income tax	483	203	52	(61)	(3)	23	697
Income tax	135	50	15	-	2	(2)	200
Segment results – net profit (loss)	348	153	37	(61)	(5)	25	497

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

	Year ended December 31, 2013 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683	458	130	263	31	(254)	1,311

Segment results – operating profit	1,998	608	227	268	(4)	(278)	2,819
Financing expenses	534	46	23	654	6	(690)	573
Financing income	(317)	(137)	(9)	(7)	-	42	(428)
Total financing expenses (income), net	217	(91)	14	647	6	(648)	145

Segment profit (loss) after financing expenses, net	1,781	699	213	(379)	(10)	370	2,674
Share in profits (losses) of associates	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,781	699	214	(379)	(10)	117	2,422
Income tax	410	178	56	2	5	-	651
Segment results – net profit (loss)	1,371	521	158	(381)	(15)	117	1,771

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

11.2.	Adjustment of profit or loss for reporting segments

	Three months ended March 31		Year ended
	2014	2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Operating profit for reporting segments	761	832	3,101
Cancellation of expenses for a segment classified as an associate	(73)	(67)	(268)
Financing income (expenses), net	(42)	(24)	(145)
Share in losses of associates	(19)	(40)	(252)
Other adjustments	-	(4)	(14)
Consolidated profit before income tax	627	697	2,422

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

12.1.	Pelephone Communications Ltd. Selected data from the statement of financial position:

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,828	2,271	2,073
Non-current assets	1,996	2,351	2,053
	3,824	4,622	4,126
Current liabilities	906	1,231	1,037
Long-term liabilities	128	559	205
Total liabilities	1,034	1,790	1,242
Equity	2,790	2,832	2,884
	3,824	4,622	4,126

       Selected data from the statement of income:

	Three months ended March 31		Year ended
	2014	2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	637	714	2,808
Revenues from sales of terminal equipment	280	250	1,001
Total revenues from services and sales	917	964	3,809
Cost of services and sales	681	676	2,711
Gross profit	236	288	1,098
Selling and marketing expenses	83	86	320
General and administrative expenses	27	28	109
Other operating expenses	-	-	61
	110	114	490

Operating profit	126	174	608
Financing expenses	6	12	46
Financing income	(24)	(41)	(137)
Financing income, net	(18)	(29)	(91)

Profit before income tax	144	203	699
Income tax	36	50	178
Profit for the period	108	153	521

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd. (Contd.)

12.2.	Bezeq International Ltd. Selected data from the statement of financial position:

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	515	504	494
Non-current assets	751	797	763
	1,266	1,301	1,257
Current liabilities	363	353	311
Long-term liabilities	122	172	129
Total liabilities	485	525	440
Equity	781	776	817
	1,266	1,301	1,257

Selected data from the statement of income:

	Three months ended March 31		Year ended
	2014	2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	355	346	1,433
Operating expenses	218	208	879
Gross profit	137	138	554
Selling and marketing expenses	50	51	205
General and administrative expenses	29	31	119
Other expenses, net	-	-	3
	79	82	327

Operating profit	58	56	227
Financing expenses	5	7	23
Financing income	(3)	(3)	(9)
Financing expenses, net	2	4	14
Share in profits of equity-accounted associates	1	-	1
Profit before income tax	57	52	214
Income tax	15	15	56
Profit for the period	42	37	158

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2014 (unaudited)

13.	Subsequent Events

13.1
In April 2014, Pelephone signed an agreement with LM Ericsson Israel Ltd. ("Ericsson"), to upgrade the network center to support LTE, purchase and install radio equipment, and additional adjustments to the network for support of LTE. The equipment supplied to Pelephone will also support LTE Advanced Technology (4.5 generation). The agreement includes Ericsson's undertaking to supply most of the equipment immediately. Launching of the network is subject to regulatory approvals and the allocation of the frequencies that are required to operate the technology.

13.2
On May 20, 2014, the subsidiary Walla Communications Ltd. ("Walla") and Axel Springer Digital Classifieds Holding GmbH, a foreign company incorporated in Germany, whose activities include media, completed a transaction for the sale of the entire share capital of Coral Tel Ltd ("Coral Tel"), a private company wholly controlled by the Company (indirectly, through Walla), which operates the Yad2 website. On completion of the transaction, the full consideration of NIS 805 million was received. Walla no longer holds any share capital in Coral Tel. The sale agreement signed by the parties on May 5, 2014 includes an undertaking by Walla and the Company to refrain from engaging in Coral Tel's fields of activity for 24 months. In view of the above, the Group is expected to record pre-tax profit of NIS 560 million in its financial statements for the second quarter of 2014.

13.3
Further to Note 14.5 to the Annual Financial Statements, on May 15, 2014, the Company's Board of Directors approved a provision of NIS 116.5 million for the early retirement of 101 employees, in accordance with the terms of the collective agreement of December 2006, as amended in December 2010. The Board of Directors also approved the retirement of additional employees in an increased compensation track, in accordance with the Company's requirements. In view of the above, the Company is expected to include a provision of NIS 116.5 million in its financial statements for the second quarter of 2014.